UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

THE COAST DISTRIBUTION SYSTEM, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

7190345108

(CUSIP Number)

500 WEST MADISON STREET,

SUITE 2800, CHICAGO, IL

Victor M. Casini

Senior Vice President, General Counsel and Corporate Secretary

LKQ Corporation

500 West Madison Street, Suite 2800

Chicago, Illinois 60661

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 8, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 7190345108

1.	Names of reporting persons. LKQ Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 948,261(1)
	9.	Sole dispositive power None
	10.	Shared dispositive power None
11.	Aggregate amount beneficially owned by each reporting person 948,261(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.2%
14.	Type of reporting person (see instructions) CO

(1)	The 948,261 shares of common stock of The Coast Distribution System, Inc. (“Issuer”), par value $0.001 per share (the “Common Stock”) reported above are collectively directly owned by James Musbach, Thomas R. McGuire, Robert S. Throop, Ben A. Frydman, Sandra A. Knell, Dennis A. Castagnola and David A. Berger (each a “Stockholder” and collectively, the “Stockholders”). Beneficial ownership and voting power of the 948,261 shares of Common Stock directly owned by the Stockholders is being reported solely because LKQ Corporation (“LKQ”) may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of Keystone Automotive Operations, Inc. (“Parent”), a direct subsidiary of LKQ, and KAO Acquisition Sub, Inc. (“Purchaser”), a direct subsidiary of Parent and indirect subsidiary of LKQ, entering into the Tender and Support Agreement, dated as of July 8, 2015, among Parent, Purchaser and the Stockholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 948,261 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 7190345108

1.	Names of reporting persons. Keystone Automotive Operations, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Pennsylvania
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 948,261(1)
	9.	Sole dispositive power None
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 948,261(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.2%
14.	Type of reporting person (see instructions) CO

(1)	The 948,261 shares of common stock of The Coast Distribution System, Inc. (“Issuer”), par value $0.001 per share (the “Common Stock”) reported above are collectively directly owned by James Musbach, Thomas R. McGuire, Robert S. Throop, Ben A. Frydman, Sandra A. Knell, Dennis A. Castagnola and David A. Berger (each a “Stockholder” and collectively, the “Stockholders”). Beneficial ownership and voting power of the 948,261 shares of Common Stock directly owned by the Stockholders is being reported solely because LKQ Corporation (“LKQ”) may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of Keystone Automotive Operations, Inc. (“Parent”), a direct subsidiary of LKQ, and KAO Acquisition Sub, Inc. (“Purchaser”), a direct subsidiary of Parent and indirect subsidiary of LKQ, entering into the Tender and Support Agreement, dated as of July 8, 2015, among Parent, Purchaser and the Stockholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 948,261 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 7190345108

1.	Names of reporting persons. KAO Acquisition Sub, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power None
	8.	Shared voting power 948,261(1)
	9.	Sole dispositive power None
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 948,261(1)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 18.2%
14.	Type of reporting person (see instructions) CO

(1)	The 948,261 shares of common stock of The Coast Distribution System, Inc. (“Issuer”), par value $0.001 per share (the “Common Stock”) reported above are collectively directly owned by James Musbach, Thomas R. McGuire, Robert S. Throop, Ben A. Frydman, Sandra A. Knell, Dennis A. Castagnola and David A. Berger (each a “Stockholder” and collectively, the “Stockholders”). Beneficial ownership and voting power of the 948,261 shares of Common Stock directly owned by the Stockholders is being reported solely because LKQ Corporation (“LKQ”) may be deemed to have beneficial ownership and voting power with respect to such Common Stock as a result of Keystone Automotive Operations, Inc. (“Parent”), a direct subsidiary of LKQ, and KAO Acquisition Sub, Inc. (“Purchaser”), a direct subsidiary of Parent and indirect subsidiary of LKQ, entering into the Tender and Support Agreement, dated as of July 8, 2015, among Parent, Purchaser and the Stockholders. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such 948,261 shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of The Coast Distribution System, Inc., a Delaware corporation (“Issuer”). The principal executive offices of Issuer are located at 350 Woodview Avenue, Morgan Hill, California 95037.

Item 2.	Identity and Background

This statement is being filed jointly, pursuant to a joint filing agreement included as Exhibit 1 hereto, by:

(i) LKQ Corporation, a Delaware corporation (“LKQ”). The principal office of LKQ is 500 West Madison Street, Suite 2800, Chicago, Illinois 60661.

(ii) Keystone Automotive Operations, Inc., a Pennsylvania corporation and wholly-owned subsidiary of LKQ (“Parent”). The principal office of Parent is 500 West Madison Street, Suite 2800, Chicago, Illinois 60661.

(ii) KAO Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Purchaser” and together with Parent and LKQ, the “Reporting Persons”). The principal office of Purchaser is 500 West Madison Street, Suite 2800, Chicago, Illinois 60661.

The name, business address, present principal occupation or employment and certain other information relating to each of the directors and executive officers of the Reporting Persons is set forth on Schedule A hereto, and is incorporated by reference.

During the last five years, none of the Reporting Persons or, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A attached hereto have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Tender and Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into between Parent, Purchaser and each of James Musbach, Thomas R. McGuire, Robert S. Throop, Ben A. Frydman, Sandra A. Knell, Dennis A. Castagnola and David A. Berger (each a “Stockholder” and collectively, the “Stockholders”). The Stockholders entered into the Tender and Support Agreement as an inducement to

LKQ, Parent and Purchaser to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Neither LKQ, Parent or Purchaser paid additional consideration to the Stockholders in connection with the execution and delivery of the Tender and Support Agreement and thus no funds were used for such purpose.

Item 4.	Purpose of Transaction

Agreement and Plan of Merger

On July 8, 2015, LKQ, Parent and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Issuer. Under the terms of the Merger Agreement, Parent will acquire Issuer pursuant to an offer to purchase (the “Offer”) all the outstanding shares of common stock, par value $0.001 per share of Issuer (the “Shares”) at a price per Share of $5.50, net to the shareholder in cash, without interest (subject to adjustments as set forth in the Merger Agreement) (such amount, the “Offer Price”) from the shareholders of Issuer followed by a reverse triangular merger (the “Merger”) of Buyer with and into Issuer with Issuer surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). In the Merger, each outstanding Share (excluding Shares held by LKQ, Parent, Purchaser or any of their subsidiaries, shares in the treasury of Issuer and shares held by any subsidiary of Issuer) will automatically be converted into the right to receive cash in an amount equal to the Offer Price.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the directors of Purchaser immediately prior to the effective time of the Merger will be the directors of the Surviving Corporation and the officers of the Company immediately prior to the effective time of the Merger will be the officers of the Surviving Corporation, in each case to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation. In addition, pursuant to the terms of the Merger Agreement, at the effective time of the Merger, the Certificate of Incorporation of Issuer will be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser, except that the name of Issuer will not be changed, and that form will be the certificate of incorporation of the Surviving Corporation and the bylaws of Purchaser in effect immediately prior to the effective time of the Merger will be the bylaws of the Surviving Corporation.

The Merger Agreement has been approved by the Board of Directors of each of Issuer, LKQ, Parent and Purchaser. The Offer and Merger are currently expected to close in the third quarter of 2015 and are subject to customary closing conditions, including, among others, that the number of Shares validly tendered and not validly withdrawn (excluding Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) prior to the expiration of the Offer represents at least a majority of Shares then outstanding (the “Minimum Condition”), no governmental authority has issued any law that has the effect of making the Offer or Merger illegal or granting an order, judgment, conciliation agreement, award, decision, decree, injunction, ruling, writ or assessment of any governmental authority that is binding on any individual or entity or its property under applicable law that has the effect of making the Offer or Merger illegal, the accuracy of the representations and warranties therein of the parties thereto (generally subject to a material adverse effect standard) and material compliance by the parties thereto with their obligations under the Merger Agreement, including, among others, covenants, subject to certain exceptions, of Issuer to not solicit any acquisition proposals or change or withdraw its recommendation to stockholders of Issuer to tender their Shares to Purchaser pursuant to the Offer.

The description contained in this Item 4 of certain principal terms of, and the transactions contemplated by, the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, the terms of which are incorporated herein by reference to Exhibit 2 hereto.

Tender and Support Agreement

In order to induce LKQ, Parent and Purchaser to enter into the Merger Agreement, each of the Stockholders entered into the Tender and Support Agreement with Parent and Purchaser, dated as of July 8, 2015 (the “Tender and Support Agreement”). The Stockholders collectively directly own 948,261 Shares.

Pursuant to the Tender and Support Agreement, unless the Merger Agreement has been validly terminated in accordance with its terms, each Stockholder has agreed to accept the Offer with respect to all of such Stockholder’s Shares beneficially owned, together with any Shares that are issued to or otherwise directly or indirectly acquired or beneficially owned by such Stockholder after the date of the Tender and Support Agreement and prior to the Termination Date (as defined below) (all such Shares, the “Subject Shares”) and tender or cause to be tendered in the Offer all of such Stockholder’s Shares that such Stockholder is permitted to tender under applicable law pursuant to and in accordance with the terms of the Offer, free and clear of all encumbrances except for certain permitted encumbrances.

Under the Tender and Support Agreement, each such Stockholder has also irrevocably and unconditionally agreed that, subject to the terms of the Tender and Support Agreement, until the first to occur of (1) the valid termination of the Merger Agreement in accordance with its terms, (2) the effective time of the Merger, (3) the acceptance for payment by Purchaser of all of the Shares validly tendered pursuant to the Offer and not properly withdrawn, (4) upon mutual written consent of the parties to terminate the Tender and Support Agreement, and (5) the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the Minimum Condition or reduces the amount or changes the form of consideration payable to such Stockholder (the date of termination with respect to any Stockholder being referred to herein as the “Termination Date”), at any annual or special meeting of the stockholders of Issuer, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of Issuer, such Stockholder shall, in each case to the fullest extent that such Stockholder’s Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of such Subject Shares (i) unless the Merger Agreement has been validly terminated in accordance with its terms, against any action or agreement that is intended or would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of Issuer contained in the Merger Agreement or of any Stockholder contained in the Tender and Support Agreement or (B) result in any of the conditions set forth in Article VIII of the Merger Agreement not being satisfied in a timely manner, (ii) against any Acquisition Proposal (as defined in the Merger Agreement) or any action in furtherance of a specific acquisition proposal and (iii) unless the Merger Agreement has been validly terminated in accordance with its terms, against any other action, agreement or transaction involving Issuer or any subsidiary of Issuer that is intended or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Issuer (other than the transactions contemplated by the Merger Agreement); (y) a sale, lease, license or transfer of a material amount of assets of Issuer or any reorganization, recapitalization or liquidation of Issuer; or (z) any change in the present capitalization of Issuer or any amendment or other change to the bylaws or certificate of incorporation of Issuer as in effect on the date of the Tender and Support Agreement. Each such Stockholder agreed not to agree or commit to take any action inconsistent with the foregoing.

Each such Stockholder, with respect to the matters described in the paragraph directly above, for so long as the Termination Date has not occurred, irrevocably appointed Parent, and any individual designated in writing by Parent, and each of them individually, as its proxy and attorney-in-fact with full power of substitution and resubstitution, for and in the name, place and stead of such stockholder, to the full extent of such stockholders’ voting rights with respect to all such stockholders’ Subject Shares (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the Delaware General Corporation Law), to vote, and to execute written consents with respect to, all such stockholders’ Subject Shares (with respect to which the stockholder is entitled to vote) on the matters described above.

The description contained in this Item 4 of certain principal terms of, and the transactions contemplated by, the Tender and Support Agreement is qualified in its entirety by reference to the full text of the Tender and Support Agreement, the terms of each of which are incorporated herein by reference to Exhibit 3 hereto.

Except as set forth in this Schedule 13D, the Merger Agreement and the Tender and Support Agreements, none of the Reporting Persons have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a)-(b) By virtue of the Tender and Support Agreements, LKQ, Parent and Buyer may be deemed to share the power to vote, and may be deemed to be the beneficial owners of, 948,261 Shares, representing approximately 18.2% of the outstanding Shares (based upon a total number of 948,261 Shares outstanding, as represented and warranted by Issuer in the Merger Agreement). The Reporting Persons, however, hereby disclaim beneficial ownership of such Shares and this statement shall not be construed as an admission that the Reporting Persons are, for any or all purposes, the beneficial owner of the securities covered by this statement.

(c) Except as described in this Schedule 13D, no Reporting Person and, to the best of the Reporting Persons’ knowledge, no person listed on Schedule A hereto has beneficial ownership of, or has engaged in any transaction during the past 60 days involving, any Shares.

(d) No Reporting Person and, to the best of the Reporting Persons’ knowledge, no person listed on Schedule A hereto has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 948,261 Shares directly owned by the Stockholders and that may be deemed to be beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth under Items 3, 4 and 5 and the agreements filed as Exhibits 2 and 3 hereto are incorporated herein by reference. Other than the Merger Agreement and the Tender and Support Agreement described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to the securities of Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement

Exhibit 2:	Agreement and Plan of Merger, dated as of July 8, 2015, among LKQ, Parent, Purchaser and Issuer

Exhibit 3:	Tender and Support Agreement, dated as of July 8, 2015, among Parent, Purchaser, James Musbach, Thomas R. McGuire, Robert S. Throop, Ben A. Frydman, Sandra A. Knell, Dennis A. Castagnola and David A. Berger

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LKQ CORPORATION

/s/ Walter P. Hanley
Name:	Walter P. Hanley
Title:	Senior Vice President of Development
Dated:	July 17, 2015

KEYSTONE AUTOMOTIVE OPERATIONS, INC.

/s/ Walter P. Hanley
Name:	Walter P. Hanley
Title:	Vice President
Dated:	July 17, 2015

KAO ACQUISITION SUB, INC.

/s/ Walter P. Hanley
Name:	Walter P. Hanley
Title:	Vice President
Dated:	July 17, 2015

Exhibit Index

Exhibit 1	Joint Filing Agreement

Exhibit 2	Agreement and Plan of Merger, dated as of July 8, 2015, among LKQ, Parent, Purchaser and Issuer

Exhibit 3	Tender and Support Agreement, dated as of July 8, 2015, among Parent, Purchaser, James Musbach, Thomas R. McGuire, Robert S. Throop, Ben A. Frydman, Sandra A. Knell, Dennis A. Castagnola and David A. Berger